NR06-18

September 13, 2006

Cardero Announces Argentina Drill Program

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX:  CDU, AMEX:  CDY, Frankfurt: CR5), is pleased to provide an update on its Argentine exploration program.  Cardero is planning to aggressively test a minimum of five properties with 10,000 metres of diamond drilling in the 2006/07 field season.  Two porphyry copper targets, Cerro Juncal and Huachi, will be tested in late-September and early November, respectively, followed by three gold properties early in 2007.  Additional ongoing regional reconnaissance, project generation and new initiatives are also scheduled for this field season.  In order to support these and future programs, Cardero recently opened a fully staffed exploration office in Salta, the capital city of Salta Province in north-western Argentina.  This office will provide logistical support for Cardero’s eight Argentine geological teams presently working in the field.

Cerro Juncal Porphyry Copper Project – Salta Province

Commencing late September, an initial 2,000 metre diamond drill hole program will test Cerro Juncal for enriched copper mineralization associated with a large, untested, porphyry hydrothermal system.  The hydrothermal system and its related high-level intrusions covers an area of approximately 2.5 by 3 kilometres, and consists of widespread limonite, hydrothermal breccias, scattered quartz stockworks and ubiquitous clay alteration.

Geological mapping suggests that the porphyry system is substantially preserved.  Furthermore, the presence of significant ‘live limonite’ (iron-oxide after copper mineralization) also suggests exploration potential for a copper (chalcocite) enrichment blanket at depth.  The apparent rarity of visible surface copper is presently interpreted as the result of extensive and thorough leaching.  Such leaching processes, where acidic ground waters leach near-surface copper and re-precipitate it at depth, are known to have occurred within the Puna region, most notably at the Taca Taca porphyry system.

Huachi Porphyry Copper – Gold Project – San Juan Province

Commencing in early November, an initial 3,000 metre diamond drill hole program will test the Huachi copper – gold system.  The outcropping copper – gold mineralized porphyry and its associated gold system have never been drill tested.

Mapping indicates that the mineralization is part of a large, well developed porphyry hydrothermal system.  Historic gold workings peripheral to the porphyry system indicate exploration potential for high-sulphidation, epithermal gold mineralization.  Outcropping porphyry copper - gold mineralization is developed in two main zones.  The Main Copper Zone, as presently defined, is mineralized over an area of 350 by 250 metres and is surrounded by a geochemically highly anomalous elongated pyrite halo that could potentially overly additional porphyry mineralization.

Preliminarily rock chip sampling of outcropping copper mineralization (hypogene chalcopyrite) by Cardero returned values ranging from 0.25% copper and 0.24 g/t gold up to 38 metres at 0.62% copper and 0.37 g/t gold.  In addition, analysis of historical reconnaissance rock chip sampling, which targeted veins and structures and has been confirmed by the Company, outlined two areas of highly anomalous gold mineralization.  The semi-contiguous areas are located on the north-east and south - central part of the property.  They cover an approximate area of 300 by 200 metres and 450 by 200 metres respectively and have values in excess of 1 g/t gold (maximum values of 7 g/t gold).  The anomalies remain open.  Elsewhere on the property, an isolated, intrusion-hosted, sulphide rich vein returned a value of 60.9 g/t gold.

“The Company has planned an aggressive multi-million dollar exploration program targeting potential large tonnage porphyry copper and gold deposits.” stated president and CEO Henk Van Alphen.  “In particular, we are extremely excited to begin drilling at Huachi where outcropping copper – gold mineralization remains untested.”

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina. The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik Van Alphen” (signed)

Hendrik Van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com in Canada and via www.sec.gov in the United States and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.